Mail Stop 6010

December 11, 2006

Mr. Randy H. Thurman
Chief Executive Officer
Viasys Healthcare Inc.
227 Washington Street, Suite 200
Conshohocken, PA   19428

>       **Re:     Viasys Healthcare Inc.**
>                 **Form 10-K for the year ended December 31, 2005**
>                 **Filed March 14, 2006**
>                 **File No. 1-16121**

Dear Mr. Thurman:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and will make no further review of your documents.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Balance Sheets, page F-4

1.      We note the disclosure in Note 2 regarding the components of the accrued installation and warranty costs liability.  Please revise future filings to disclose the rollforward of the warranty liability for each year in accordance with paragraph 14 of FIN 45.

2.      Please tell us the primary components of the other accrued expenses balance.  Please revise future filings to separately disclose, in the balance sheet or in the notes to the financial statements, any item in excess of 5% of total current liabilities.

Consolidated Statements of Cash Flows, page F-6

3.      We note that you begin your reconciliation of cash flows from operating activities with "income from continuing operations."  Please revise this statement in future filings to begin with Net (Loss) Income.  Refer to paragraph 28 of SFAS 95.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue recognition, page F-11

4.      We note that some of your sales are through your worldwide distributor network.  Further, we note your disclosure on page 18 that some of your customers often seek discounts, price reductions or other incentives.  Please address the following:

  * Tell us and revise future filings to disclose the material terms of your distributor arrangements and how you recognize revenue under these arrangements.  Discuss any special rights of return or other post-shipment obligations with respect to these customers.
  * Tell us and revise future filings to discuss the pricing incentives you offer to your customers.  Tell us how you have considered the guidance of EITF 01-9, SFAS 48 and SAB 104 with respect to incentives offered to your customers.

5.      We note your disclosures on pages 36 and F-33 that refer to a long-term development project.  In future filings, if revenue from long-term development projects is material, please revise to disclose your revenue recognition policy for long-term development contracts.

Note 3. Acquisitions, page F-17

6.      We note throughout this footnote that you refer to the work of an independent appraiser in determining the fair market value and the estimated useful lives of the intangible assets acquired.  Please note that if you intend to incorporate your Form 10-K by reference into

any registration statement, you will be required to identify the appraisal firm in the "Experts" section and include its consent in the registration statement. If true, you may revise the disclosure in future filings to clearly indicate that management is responsible for the valuation and that management considered a number of factors, including valuations or appraisals, when estimating the fair market values and the estimated useful lives.

7.      We note your disclosures that the purchase price allocations have not yet been finalized for certain acquisitions. In accordance with paragraph 51(h) of SFAS 141, please revise future filings to disclose the specific reasons why the allocations have not yet been finalized.

8.      We note that you recorded significant amounts to goodwill in the most recent year. Revise future filings to provide a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.

Note 15. Commitments and Contingencies, page F-32

Contingencies

9.      We note your disclosures regarding the litigation settlement and co-development agreement with INO Therapeutics on May 13, 2004. We note that of the $7.5 million received, you allocated $6 million in connection with the dismissal of the litigation and $1.5 million for the co-development agreement in 2004. Please tell us how you determined the allocation of the amounts between the gain and the co-development agreements. Address how you were able to separately measure the two elements of the settlement agreement.

Note 17. Segment and Geographic Information, page F-35

10.     We note that your disclosure of long-lived assets by geographic region includes goodwill and intangible assets. In future filings, revise to present your tangible long-lived assets by geographic region. Please note the guidance in Question 22 of the FASB Staff Interpretation of SFAS 131, which states that the amounts disclosed here should not include intangibles.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,


Kevin L. Vaughn
Branch Chief